Exhibit 99.1

March 31, 2022

Securities and Exchange Commission 100 F Street, NE
Washington, DC 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of Item (c) of Part II of Form 12b-25.

We are the independent registered public accounting firm of Alpine 4 Holdings, Inc. (the Registrant). The Registrant has stated in Part III of its filing on Form 12b-25 that it was unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2022, because it requires additional time to complete the preparation of its financial statements as the Company having only recently finalized its restated financials for the 2020 and 2021 fiscal years, and for the quarters ended March 31, 2022 and June 30, 2022, and also due to the Company only recently having determined that an impairment event had been triggered in the three and nine months periods ended September 30, 2022 for Company’s subsidiary Alternative Laboratories, necessitating the input from a third party valuation expert to quantify the amount of the goodwill impairment which we received the most recent report from the third party valuation expert on March 30, 2022. As a result, we have not had adequate time to finalize our audit procedures related to this matter.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

/s/ RSM US LLP
Phoenix, Arizona